Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2000	2001	2002	2003

Consolidated pretax income from continuing operations	$12,027	$18,332	$13,787	$36,981
Interest expense	77,658	71,712	61,088	64,001
Interest portion of rental expense	1,923	1,121	1,043	957

Earnings	$91,608	$91,165	$75,918	$101,939

Interest expense	$77,658	$71,712	$61,088	$64,001
Interest portion of rental expense	1,923	1,121	1,043	957

Fixed charges	$79,581	$72,833	$62,131	$64,958

Ratio of Earnings to Fixed Charges	1.2	1.3	1.2	1.6

PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31, 2003
Pro forma consolidated pretax income from continuing
Pro forma interest expense
Interest portion of rental expense

Pro forma Earnings

Pro forma interest expense
Interest portion of rental expense

Pro forma Fixed Charges
Pro form Ratio of Earnings to Fixed Charges